Dave & Buster’s, Inc.

2481 Manana Drive

Dallas, Texas 75220

August 30, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-4 (File No. 333-168759)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (File No. 333-168759), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2010, as amended by Amendment No. 1 filed with the Commission on August 30, 2010, relating to the offer to exchange (the “Exchange Offer”) up to $200,000,000 in aggregate principal amount of 11% Senior Notes due 2018 (the “Exchange Notes”) for outstanding 11% Senior Notes due 2018 (the “Restricted Notes”) of Dave & Buster’s, Inc. (the “Issuer”), the Issuer hereby represents that:

(A) The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer shall make each person participating in the Exchange Offer aware, through the prospectus relating to the Exchange Offer (the “Prospectus”) or otherwise, that if the Exchange Offer is being registered for the purpose of secondary resales, any holder of Restricted Notes using the Exchange Offer to participate in a distribution of the Exchange Notes (i) could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters (unlike the Issuer, who is relying on such letters, among other things) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K of the Securities Act.

(B) No broker-dealer that may participate in the Exchange Offer with respect to Restricted Notes acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes to be received in the Exchange Offer.

(C) The Issuer (i) shall make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of the Exchange Notes and (ii) shall include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the additional provision that, if the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation shall also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

DAVE & BUSTER’S, INC.

By:	/s/ Jay L. Tobin
Jay L. Tobin
Senior Vice President and General Counsel